Exhibit 3.1
JOHN D. OIL AND GAS COMPANY
ARTICLES SUPPLEMENTARY
TO THE
ARTICLES OF INCORPORATION
     John D. Oil and Gas Company, a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland:
     FIRST: On February 11, 2008, the Board of Directors of the Company, by their unanimous written consent, pursuant to the authority contained in the Company’s Articles of Incorporation, as amended, restated and supplemented, duly adopted resolutions designating 5,000 of the Company’s undesignated Preferred Stock as Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”).
     SECOND: Such Series A Preferred Stock shall have the designations, preferences, limitations and relative rights as set forth below, which provisions shall constitute new Section 6.5(c):
“(c) Series A Convertible Preferred Stock.
     (i) Designation. The Company is authorized to issue a class of Preferred Stock that is designated the Series A Convertible Preferred Stock (the “Series A Preferred Stock”). The number of shares of Series A Preferred Stock shall be limited to 5,000.
     (ii) Dividends. To the extent permitted under applicable law, the Company shall pay preferential dividends to the holders of the Series A Preferred Stock. Dividends on each share of the Series A Preferred Stock (for the purposes of this Section 6.5(c), a “Share”) shall accrue on a daily basis from the date of issue (the “Original Issue Date”) at the rate of 8% of the face amount (the “Face Amount”) per annum per Share (the “Dividend Rate”). The Face Amount shall be subject to proportional adjustments for stock splits, stock dividends, subdivisions, consolidations, combinations, mergers and similar events which affect the Series A Preferred Stock. The initial Face Amount shall be $1,000. Dividends on the Series A Preferred Stock must be paid within thirty (30) days following March 31, June 30, September 30, and December 31 of each calendar year. The Board of Directors may fix a record date for the determination of holders of Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall not be less than 10 nor more than 30 days preceding such date of declaration.
     (iii) Voting Rights. Except as set forth in Sections 6.5(c)(iv) and (viii) or as otherwise required by the law of Maryland, the holders of Series A Preferred Stock shall not have the right to vote, act by written consent or otherwise provide consent or approval with respect to any matters presented to the stockholders of the Company for their action or consideration.

     (iv) Extraordinary Actions. The Company shall not, without the prior written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, or the vote of a majority of the then outstanding shares of Series A Preferred Stock present in person or by proxy at a meeting of stockholders, consenting or voting, as the case may be, separately as a class:
     (A) Authorize or issue any other class or series of stock on parity with or senior to the Series A Preferred Stock or take other actions that adversely affect the rights, powers or privileges of the Series A Preferred Stock;
     (B) Amend, alter or repeal any provision of the Articles of Incorporation or the By-Laws of the Company if doing any of the foregoing would adversely affect the rights, powers, preferences or privileges of, or increase the authorized number of shares of, the Series A Preferred Stock; provided, however, that the Company shall not, without the prior unanimous written consent of the holders of the then outstanding shares of Series A Preferred Stock (or the unanimous vote of the then outstanding shares of Series A Preferred Stock present in person or by proxy at a meeting of stockholders, consenting or voting, as the case may be, separately as a class) reduce the interest rate to which the holders of Series A Preferred Stock are entitled as set forth in Section 6.5(c)(ii);
     (C) Merge with or into or consolidate with any other Company (except if the Company is the surviving entity) or enter into any other similar transaction or series of related transactions in which 50% or more of the voting power of the Company is disposed of, or all or substantially all of the assets of the Company are sold; or
     (D) Effectuate a reclassification or recapitalization of the outstanding capital stock of the Company.
For the purposes of this Section 6.5(c)(iv) and without limiting the generality of the foregoing, the words “adversely affect” do not include the creation, authorization or issuance of any class or series of capital stock if such stock has neither preference nor priority over the Series A Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Company.
     (v) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, an amount in cash equal to the Face Amount plus an amount equal to all dividends on such Series A Preferred Stock accrued but unpaid on the date fixed for liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of any other class or series of the Company’s shares. After such payment, the holders of Series A Preferred Stock shall be entitled to no other payments in respect of their Series A Preferred Stock. If the assets of the Company are insufficient to pay in full the liquidation payments due to the holders of the Series A Preferred Stock hereunder, the holders of all Series A Preferred Stock shall share ratably in such distribution of assets in proportion to the amount that would be payable on such distribution if the amounts to which the holders of outstanding Series A Preferred Stock are entitled were paid in full. For the purposes of this Section 6.5(c)(v), a consolidation or merger of the Company with or into any other entity or a sale, lease or other conveyance, whether for cash, securities or other property, of all or any part of the assets of the Company shall not be deemed or construed to be a liquidation, dissolution or winding up of the Company.

     (vi) Conversion.
     (A) Conversion and Conversion Price. Each Share shall be convertible, at the option of the holder thereof, at any time after the Original Issue Date but in no event later than the fifth anniversary of the Original Issue Date and without the payment of any additional consideration therefore, into that number of shares of Common Stock as is determined by dividing the sum of $1,000 plus any dividends then accrued but unpaid on the Series A Preferred Stock by a conversion price (the “Series A Conversion Price”) in effect at the time of conversion. The Series A Conversion Price shall initially be $1.00 and shall be subject to adjustments in accordance with Section 6.5(c)(vii).
     (B) Conversion Formalities. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the principal office of the Company or the transfer agent for the Series A Preferred Stock, and shall give written notice to the Company at its principal office that such holder elects to convert the same and shall state therein such holder’s name or the name or names of the nominees of such holder in which such holder wishes the certificate or certificates for shares of Common Stock to be issued, together with applicable federal tax identification numbers. The Company shall, as soon as practicable thereafter, issue and deliver at such office, to such holder or its nominee or nominees, a certificate or certificates representing the number of shares of Common Stock to which such holder or nominee(s) is entitled.
     (C) Reservation of Common Stock. The Company shall, at all times when any of the Series A Preferred Stock are outstanding, reserve such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.
     (D) Upon Surrender. All Series A Preferred Stock surrendered for conversion as provided herein shall no longer be deemed outstanding and all rights with respect to such shares shall immediately terminate, except the right to receive shares of Common Stock in exchange therefore. Any Series A Preferred Stock so converted shall be retired and shall not be reissued. The Company may, from time to time, take appropriate action to reduce the number of Series A Preferred Stock that the Company is authorized to issue.
     (vii) Adjustments to Conversion Prices for Diluting Issues.
     (A) Adjustment for Stock Dividends or Stock Splits, Etc. In the event that the Company shall pay any dividend on the Common Stock or make any other distribution on the Common Stock payable in shares of Common Stock (other than pursuant to a dividend reinvestment plan), or effect a subdivision of the Common Stock, then the Series A Conversion Price shall be proportionately decreased.

     (B) Adjustment for Combinations or Consolidation of Common Stock. In the event that the outstanding shares of Common Stock shall be combined or consolidated, then the Series A Conversion Price shall be proportionately increased.
     (C) Adjustment for Merger or Reorganization, Etc. In case of any consolidation, recapitalization or merger of the Company with or into another company or the sale of all or substantially all of the assets of the Company to another company (other than a subdivision or combination provided for elsewhere in this Section 6.5(c)(vii)) each share of Series A Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such shares of Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 6.5(c)(vii) set forth with respect to the rights and interest thereafter of the holders of the shares of Series A Preferred Stock, to the end that the provisions set forth in this Section 6.5(c)(vii) (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of Series A Preferred Stock.
     (D) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6.5(c)(vii) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the shares of Series A Preferred Stock against impairment.
     (E) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 6.5(c)(vii), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth: (i) such adjustments and readjustments, (ii) the Series A Conversion Price then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that then would be received upon the conversion of the shares of Series A Preferred Stock.
     (viii) Default in Payment of Dividend. In the event the Company defaults in payment of the dividends required under Section 6.5(c)(ii) and fails to cure such default within thirty (30) days (the “Grace Period”) by payment of all accrued dividends due and owing (“Payment

Default”) and regardless of whether such Payment Default is the result of limitations imposed upon the Company by loan covenants or other obligations to creditors or other third parties, the holders of Series A Preferred Stock are entitled to the following remedies:
     (A) The Dividend Rate will increase, effective retroactively to the first day of the Grace Period applicable to such payment, to the rate of 10% per annum per share (the “Default Rate”) and such Default Rate shall remain in effect until such Payment Default is cured through payment of all accrued dividends due and owing;
     (B) The Company is prohibited from paying of any dividends (or otherwise making distributions) to holders of Common Stock until the Payment Default is cured through payment of all accrued dividends due and owing; and
     (C) With respect only to the first Payment Default by the Company, the holders of Series A Preferred Stock may, solely by a vote of the holders of a majority of Series A Preferred Stock and without approval of the holders of any other class or series of stock, elect to the Board of Directors one additional director who shall serve, whether or not the first Payment Default is cured by the Company, until the earlier of:
     (i) Receipt by the holders of Series A Preferred Stock of all payments owed pursuant to a liquidation under Section 6.5(c)(v); or
     (ii) Conversion of all Series A Preferred Stock pursuant to Section 6.5(c)(vi).”
     IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed by its duly elected officer as of the 11th day of February, 2008.

John D. Oil and Gas Company
/s/ Gregory J. Osborne
By: Gregory J. Osborne
Its: President and Chief Executive Officer

ATTEST:
/s/ Marc C. Krantz
By: Marc C. Krantz
Its: Secretary

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